SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)


                           FLAG Financial Corporation
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                                (Name of Issuer)


                           FLAG Financial Corporation
                             J. Daniel Speight, Jr.
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                      (Names of Person(s) Filing Statement)

                         Common Stock, $1.00 par value
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                         (Title of Class of Securities)

                                    33832H107
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                      (CUSIP Number of Class of Securities)

                             J. Daniel Speight, Jr.
                             Chief Executive Officer
                           FLAG Financial Corporation
                           101 North Greenwood Street
                             LaGrange, Georgia 30240
                                 (706) 845-5000
--------------------------------------------------------------------------------
Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                            Katherine M. Koops, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c.  [_]  A tender offer.

     d.  [_]  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

         Check the following box if the filing is a final amendment reporting the results of the transaction:

                            Calculation of Filing Fee

---------------------------------------------------------- ---------------------
Transaction valuation*                                     Amount of filing fee
---------------------------------------------------------- ---------------------
$ 20,547,800                                               $ 1,891
---------------------------------------------------------- ---------------------

* For purposes of calculating the fee only. This amount assumes the acquisition of 2,258,000 shares of common stock of the subject company for $9.10 per share in cash in lieu of fractional shares issuable in a reverse stock split. The amount of the filing fee equals .000092 times the aggregate transaction value.

     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                          Filing Party:

Form or Registration No.:                           Date Filed:

                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


Item 1.    Summary Term Sheet

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

Item 2.    Subject Company Information

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT FLAG AND ITS AFFILIATES--General, --Stock Purchases by FLAG, --Market for Common Stock and --Dividend Policy" and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS--Number of Shares Outstanding."

Item 3.    Identity and Background of Filing Person

           The filing persons are FLAG Financial Corporation and J. Daniel Speight, Jr., its chief executive officer. The subject company is FLAG Financial Corporation. Information regarding the persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION ABOUT FLAG AND ITS AFFILIATES--Current and Prospective Directors and --Stock Ownership by Affiliates."

Item 4.    Terms of the Transaction

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS--Requirements for Shareholder Approval," "SPECIAL FACTORS--Reasons for the Reverse Stock Split, --Recommendation of the Board of Directors; Fairness of the Reverse Stock Split, --Effects of the Reverse Stock Split on FLAG and --Federal Income Tax Consequences of the Reverse Stock Split," and "DESCRIPTION OF THE PLAN OF RECAPITALIZATION--The Reverse Stock Split and --Dissenters' Rights."

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT FLAG AND ITS AFFILIATES--Related Party Transactions" and "SPECIAL
           FACTORS--Recommendation of the Board of Directors; Fairness of the Reverse Stock Split."

Item 6.    Purposes of the Transaction and Plans or Proposals

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF THE PLAN OF RECAPITALIZATION," "INFORMATION ABOUT FLAG AND ITS AFFILIATES--Current and Prospective Directors and Executive Officers, --Market for Common Stock and --Dividend Policy," and "SPECIAL FACTORS--Purpose of the Reverse Stock Split, --Effects of the Reverse Stock Split on FLAG and --Effects of the Reverse Stock Split on Affiliates."

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


Item 7.    Purposes, Alternatives, Reasons and Effects

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS--Purpose of the Reverse Stock Split, --Alternatives Considered, --Reasons for the Reverse Stock Split, --Potential Disadvantages of the Reverse Stock Split, --Pro Forma Effect of the Reverse Stock Split, --Effects of the Reverse Stock Split on FLAG, --Effects of the Reverse Stock Split on Affiliates and --Federal Income Tax Consequences of the Reverse Stock Split," and "PRO FORMA FINANCIAL STATEMENTS."

Item 8.    Fairness of the Transaction

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Reverse Stock Split and --FLAG Affiliates' Determination of Fairness of the Reverse Stock Split."

Item 9.    Reports, Opinions, Appraisals and Negotiations

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS--Opinion of Independent Financial Advisor."

Item 10.   Source and Amount of Funds or Other Consideration

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "DESCRIPTION OF THE PLAN OF RECAPITALIZATION--Source of Funds and Expenses." FLAG will file by amendment copies of any agreements relating to borrowed funds that it may enter into in order to finance this transaction. No such agreements have been entered into as of the date of the filing.

Item 11.   Interest in Securities of the Subject Company

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT FLAG AND ITS AFFILIATES--Stock Ownership by Affiliates and --Recent Affiliate Transactions in FLAG Stock."

Item 12.   The Solicitation or Recommendation

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Reverse Stock Split."

Item 13.   Financial Statements

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SELECTED HISTORICAL FINANCIAL DATA" and `PRO FORMA FINANCIAL DATA." Additionally, the full historical financial statements covering the information that is presented in summary form will be provided to shareholders with the proxy statement as part of the copies of FLAG's 2000 Annual Report to

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

           Shareholders and Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and are incorporated herein by reference to FLAG's Annual Report on 10-K for the year ended December 31, 2000 and the Quarterly Report on Form 10-Q referred to above.

Item 14.   Persons/Assets Retained, Employed, Compensated or Used

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS--Solicitation of Proxies."

Item 15.   Additional Information

           Not applicable.

Item 16.   Exhibits.

           1. Preliminary Proxy Statement, Notice of Special Meeting of Shareholders and related cover letter, dated February ___, 2002, including Appendix A--Proposed Amendment to Articles of Incorporation; Appendix B--Opinion of Independent Financial Advisor; and Appendix C--Statistical Data Supporting Opinion of Independent Financial Advisor.

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



                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2002
                                                  FLAG FINANCIAL CORPORATION


                                                  By: /s/ J. Daniel Speight, Jr.
                                                      --------------------------
                                                      J. Daniel Speight, Jr.
                                                      Chief Executive Officer




                                                  J. DANIEL SPEIGHT, JR.:


                                                      /s/ J. Daniel Speight, Jr.
                                                      --------------------------
                                                      J. Daniel Speight, Jr.



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



                                  EXHIBIT INDEX


1. Preliminary Proxy Statement, Notice of Special Meeting of Shareholders and related cover letter, dated February ___, 2002, including Appendix A--Proposed Amendment to Articles of Incorporation; Appendix B--Opinion of Independent Financial Advisor; and Appendix C--Statistical Data Supporting Opinion of Independent Financial Advisor.





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